3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

April 3, 2017

Mr. Eric McPhee
Staff Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

VIA: EDGAR

Re:     Healthcare Realty Trust Incorporated
Form 10-K for Fiscal Year Ended December 31, 2016
Form 8-K
Filed February 15, 2017
File No. 001-11852

Dear Mr. McPhee:

This letter is offered in response to the letter, dated March 28, 2017, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.

The Company’s responses to the Staff’s comments follow:

FORM 8-K FILED ON FEBRUARY 15, 2017

Exhibit 99.2
Comment No. 1: “On page 19 of Exhibit 99.2, we note your reconciliation of rental income to NOI. In accordance with Item 10(e)(1)(i)(A) of Regulation S-K, please revise future filings to start your reconciliation with the GAAP measure of Net Income as this is considered the most directly comparable GAAP measure."
Response: In future Exchange Act reports, the Company will start the reconciliation of NOI with the GAAP measure of Net Income.

Comment No. 2: “We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA, and note that the exception from the prohibition in Item 10(e)(1)(ii)(A) will not apply to other measures. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016."
Response: In future Exchange Act reports, the Company will calculate EBITDA as only containing adjustments for interest, taxes, depreciation and amortization.

3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ J. Christopher Douglas
J. Christopher Douglas
Executive Vice President and Chief Financial Officer